SEC File No. 70-




                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054
                      _________________________________________
                      (Name of company filing this statement and
                        address of principal executive office)




          M.J. Connolly, Esq., Assistant     Douglas E. Davidson, Esq.
          General Counsel                    Berlack, Israels & Liberman LLP
          M. A. Nalewako, Secretary          120 West 45th Street
          GPU Service, Inc.                  New York, New York  10036
          100 Interpace Parkway
          Parsippany, New Jersey  07054



                     (Names and addresses of agents for service)





          Item 1.   Description of Proposed Transactions.

                    A.   GPU currently has in  effect a Retirement Plan for
          Outside Directors (the "Retirement Plan") which provides that each director who is not an employee of GPU or its subsidiaries (an "Outside Director") and who completes 54 months of service prior to retirement (or death) is entitled to receive monthly retirement benefits equal to one-twelfth of the sum of (x) the then annual retainer paid to the director at the time of retirement and (y) the cash value of the last award under GPU s Restricted Stock Plan for Outside Directors. The benefits are generally payable commencing at the later of age 60 or retirement over a period equal to the number of months the Outside Director served as such.
                    B.   In addition,  by Order dated March  30, 1989 (HCAR
          No. 35-24851) in SEC File No. 70-7607, the Commission, among other things, authorized GPU to issue up to 20,000 shares of common stock, $2.50 par value per share (the "Common Stock"), under a Restricted Stock Plan for Outside Directors (the "1989 Plan"). The 1989 Plan was approved by GPU's stockholders at the 1989 Annual Meeting of Stockholders. Under the 1989 Plan, as amended, each Outside Director receives a portion of his or her annual compensation in the form of 300 shares of Common Stock. An Outside Director may not sell or otherwise dispose of shares of Common Stock awarded under the 1989 Plan except following: (i) death or disability, (ii) failure to stand for reelection at the end of the term during which the Outside Director reaches age 70;
          (iii) resignation or failure to stand for reelection with the consent of the Board; (iv) failure to be reelected to the Board after being duly nominated; or (v) a change in control of GPU. However, an Outside Director has all other rights of a shareholder with respect to shares of Common Stock awarded under the 1989 Plan, including voting rights and the right to receive and retain all cash dividends paid and other distributions made with respect to such shares. Shares of Common Stock held by an Outside Director who fails to satisfy the above conditions when he or she ceases to be a director are subject to forfeiture.
                    C.   GPU has  determined that in order  more closely to
          align the interests of its directors with those of its stockholders, it is desirable to pay a greater portion of the Outside Directors compensation in the form of Common Stock. Accordingly, GPU now proposes to cease the further accrual of service under the Retirement Plan and provide for the issuance of additional Common Stock to Outside Directors under a new Deferred Unit Stock Plan for Outside Directors (the "New Plan"). In connection therewith, GPU requests authorization to issue up to an additional 200,000 shares of Common Stock under the New Plan from time to time through December 31, 2007.(1)


          ___________________________

          1 The New Plan would not alter the automatic award of 300 shares annually to Outside Directors under the 1989 Plan. The authorization requested herein would be in addition to the authorization in the March 30, 1989 Order to issue up to 20,000 shares under the 1989 Plan.

                    D. Under the New Plan, each Outside Director would receive an annual grant of units based on a multiple (initially anticipated to be 1.5 but which may be changed from time to time) of the amount of the annual cash retainer paid to such Outside Director. As is presently the case, the amount of the annual retainer will be set by the Board and may be increased or decreased at any time by Board resolution. Each unit represents one share of Common Stock. For example, based on the current annual retainer of $20,000 paid to Outside Directors, and the closing price of GPU Common Stock on December 31, 1996 ($33 5/8), each Outside Director would receive units for 892 shares of Common Stock (i.e., $20,000 multiplied by 1.5 with the product divided by $33 5/8). The number of units granted each year will thus vary based on (i) the price of the Common Stock, (ii) the amount of the annual cash retainer and (iii) the multiplier used. Units would vest upon the Outside Director's retirement from the Board, provided that the Outside Director has completed at least 54 months of service as an Outside Director, or upon death. Units which have not vested at the time of an Outside Director's retirement would be forfeited. An Outside Director may elect to receive a lump-sum distribution of all shares represented by vested units in his or her plan account or installment distributions over a specified period. Each unit will be entitled to dividend equivalents which will be credited quarterly and reinvested in additional units.
                    E. In the event of a "change in control" of GPU(2), all units previously granted would immediately and automatically vest, and the Outside Director would be entitled to receive a distribution of the Common Stock represented by units in the New Plan at that time.
                    F. Shares of Common Stock issued pursuant to the New Plan will be from authorized but unissued shares or previously reacquired shares. The New Plan will also provide that the maximum number of shares issuable thereunder may be adjusted to give effect to stock dividends, splits, recapitalizations and other similar events.
                    G. GPU intends to request that its stockholders approve the New Plan at the 1997 Annual Meeting of Stockholders, as required by Rule 312.03 of The New York Stock Exchange Listed Company Manual and, accordingly, also requests authorization to solicit proxies from its stockholders at the 1997 Annual Meeting. The related proxy materials are expected be mailed to GPU's stockholders prior to March 31, 1997. Subject to stockholder

          ___________________________

          2 "Change in control" is defined generally as (i) the acquisition by any person or group (as defined in Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) of beneficial ownership of or the right to vote, more than 20% of GPU's outstanding Common Stock, subject to certain exceptions such as acquisitions by employee benefit plans maintained by the Company; (ii) a change in the composition of GPU s Board which results in the members of the Incumbent Board (as defined) ceasing to constitute at least 70% of the members of the Board; or (iii) certain mergers, consolidations or reorganizations.



          approval and receipt of the authorization requested herein, the New Plan would be effective as of July 1, 1997. Upon such effectiveness, service would no longer be accrued under the Retirement Plan; benefits under the Retirement Plan will be paid in accordance with the terms of that plan for service prior to July 1, 1997.
                    H. GPU submits that all of the criteria of Rule 54 under the Act with respect to the proposed transactions are satisfied:
                    (i) The average consolidated retained earnings for GPU and its subsidiaries, as reported for the four most recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996, as filed under the Securities Exchange Act of 1934, was approximately $2.07 billion. As of September 30, 1996, GPU had invested, or committed to invest, directly or indirectly, an aggregate of approximately $244 million in EWGs and $679 million in FUCOs. GPU's aggregate investment in EWGs and FUCOs, including amounts invested pursuant to all other outstanding or pending authorizations to make investments in EWGs or FUCOs, will not at any time exceed the "safe harbor" limitation imposed by Rule 53 without prior Commission authorization.(3)
                    (ii) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
                         (A) For each United States EWG in which GPU directly or indirectly holds an interest:
                              (1)  the books and records  for such EWG will
          be kept in conformity with United States generally accepted accounting principles ("GAAP");
                              (2)  the   financial   statements   will   be
          prepared in accordance with the GAAP; and
                              (3)  GPU directly or through its subsidiaries
          undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
                         (B) For each FUCO or foreign EWG which is a majority owned subsidiary of GPU:
                              (1)  the   books   and   records   for   such
          subsidiary will be kept in accordance with GAAP;
                              (2)  the   financial   statements  for   such
          subsidiary will be prepared in accordance with GAAP; and
                              (3)  GPU directly or through its subsidiaries
          undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.
                         (C)  For  each FUCO  or foreign  EWG in  which GPU
          owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable
          _______________________________

          3 GPU has filed with the Commission a Post-Effective Amendment to its Application on Form U-1 in SEC File No. 70-8593 requesting authorization to increase this limitation to 100% of GPU's "consolidated retained earnings."

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




           under the circumstances, to cause
                              (1) such entity to maintain books and records in accordance with GAAP;
                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and
                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2)
          (iii) (A) and (a) (2) (iii) (B) of Rule 53.
                    (iii)  No more than 2% of GPU's domestic public utility
          subsidiary  employees  will  render  any  services,  directly  or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.
                    (iv) Copies of  this Application on Form  U-1 are being
          provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(4) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
                    (v)  None of the provisions of paragraph (b) of Rule 53
          render paragraph (a) of that Rule unavailable for the proposed transactions.
                         (A) Neither GPU nor any subsidiary of GPU is the subject of any pending bankruptcy or similar proceeding.
                         (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.07 billion) represented an increase of approximately $70 million in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.0 billion).
                         (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1995 in excess of 5% of GPU's December 31, 1995 consolidated retained earnings.
                    (vi) In accordance  with Rule  54, the  requirements of
          Rule 53(a), (b) and (c) are fulfilled.

          __________________________________

          4 Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

          Item 2.Fees , Commissions and Expenses.

          The estimated fees, commissions and expenses to be incurred by GPU in connection with the proposed transactions will be filed by amendment.

          Item 3.Applicable Statutory Provisions.

          GPU believes that Sections 6(a), 7, 9(a), 10, 12(c) and 12(e) of the Act and Rules 42, 54 and 62 are applicable to the proposed transactions.

          Item 4.Regulatory Approval.

          No Federal or State Commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

          Item 5.Procedure.

          It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than March 10, 1997. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

          Item 6.Exhibits and Financial Statements.

          (a)  Exhibits.
               A    -    Form of New Plan -- to be filed by amendment.
               B    -    Proxy  Statement for 1997 Annual Meeting of
                         Stockholders -- to be filed by amendment.
               C    -    Not applicable.
               D    -    Not applicable.
               E    -    Not applicable.
               F-1  -    Opinion of  Berlack, Israels & Liberman LLP -- to
                         be filed by amendment.
               F-2  -    Opinion of Ballard Spahr Andrews & Ingersoll -- to
                         be filed by amendment.
               G    -    Financial Data Schedule -- to be filed by amendment.
               H    -    Proposed form of public notice.
          (b)  Financial Statements.
               1    -    Financial statements have been omitted because the
                         proposed  transactions  will not  have  a material
                         effect thereon.
               2    -    Financial statements have been omitted because the
                         proposed  transactions  will not  have  a material
                         effect thereon.
               3    -    Not Applicable.
               4    -    None.

          Item 7.Information as to Environmental Effects.

          (a) The issuance of an order by your Commission with respect to the proposed transaction is not a major Federal action significantly affecting the quality of the human environment.
          (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed transactions.














































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





                                      SIGNATURE
               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        GPU, INC.



                                        By:
                                        Name:  T. G. Howson
                                             Vice President and Treasurer


          Date: January 13, 1997